U.S. SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                              FORM 12b-25
                      NOTIFICATION OF LATE FILING
                               (Check One):

[X] Form 10-K  [] Form 20-F  [] Form 11-K  [] Form 10-Q  [] Form N-SAR
For period Ended:   December 29, 1996
[] Transition Report on Form 10-K
[] Transition Report on Form 20-F
[] Transition Report on Form 11-K
[] Transition Report on Form 10-Q
[] Transition Report on Form N-SAR

     For the Transition Period Ended: . . . . . . . . . . . . . . . . . .
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification related to a portion of the filing checked above, identify the Item(s) to which the notification relates: . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
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Part I -- Registrant Information
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E-Z Serve Corporation
2550 North Loop West, Suite 600
Houston, TX 77092
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Part II -- Rules 12b-25 (b) and (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box
     If appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-K, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589) (72,435), effective April 12, 1989, 54 F.R. 10306.]

[] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III -- Narrative
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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
 N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

    The Company's form 10-K was prepared to reflect a potential event. The event did not occur and it would require an unreasonable expense and effort on the part of the Company to revise, by March 31, the form 10-K.
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PART IV -- Other Information
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    (1) Name and telephone number of person to contact in regard to this notification

             John Miller           (713)            684-4300
    .................................................................
               (Name)           (Area Code)    (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If the answer is no, identify reports(s).
                                                             [X] Yes [] No

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                             [X] Yes [] No

    If so:   attach an explanation of the anticipated change, both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    Registrant will report an increase in revenues of approximately $114MM; an increase in costs and expenses of approximately $137MM and a decrease in net income of approximately $20MM.

                            E-Z SERVE CORPORATION
    . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
             (Name of Registrant as specified in charter)

    has caused this modification to be signed on behalf by the undersigned duly authorized.

    Date                        By    /s/ John T. Miller
           ----------------          --------------------------
                                     John T. Miller
                                     Senior Vice President



    INSTRUCTION:   The form may be signed by an executive officer of the
registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.
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                             ATTENTION

    Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
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